EXHIBIT 99.11

Emerald Health Therapeutics Appoints Chief Operating Officer

Sean Rathbone brings extensive expertise in capital projects, operational leadership and corporate process management

VICTORIA, British Columbia, May 22, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV:EMH; OTCQX:EMHTF) has appointed Sean Rathbone as Chief Operating Officer. Mr. Rathbone brings expertise in operational leadership, corporate process management, technology advancement, and waste reduction and raw materials refinement.

“Mr. Rathbone is an industrial engineer experienced in driving large-scale operational mandates with consumer-focused Fortune 500 companies,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “As Emerald continues to expand and serve the growing demand for quality cannabis products across Canada, Mr. Rathbone will improve and introduce processes, policies and technologies to help meet production goals while maintaining company-wide performance standards and operational efficiencies.”

Mr. Rathbone served as Vice President, Manufacturing, Western Canada at Agropur; Manager, Manufacturing R&D at BDO Canada, LLP; Operations Area Manager at Amazon Canada Fulfillment Service, Ltd.; and Director, World Class Manufacturing at Molson Coors. He started his career at Unilever in South Africa.

He holds a Master of Business Administration from Heriot-Watt University, Edinburgh, Scotland and a Bachelor of Mechanical Engineering Technology from the University of Witwatersrand, Johannesburg, South Africa.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1000 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. #5

Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.